VIA EDGAR

September 3, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Mr. Lyn Shenk Branch Chief

RE:	The Mosaic Company File No. 001-32327 Form 10-K For the Fiscal Year Ended May 31, 2013

Dear Mr. Shenk:

This letter contains the responses of The Mosaic Company (sometimes referred to as “we”, “us” or the “Company”) to your letter dated August 22, 2013. For convenient reference, each of the comments contained in your comment letter appears directly above our response to that comment.

Form 10-K: For the Year ended May 31, 2013

Management’s Discussion and Analysis, page F-2

Key Factors that can Affect Results of Operations and Financial Condition, page F-2

1.	We note your disclosure on page 22 that your potash product sales are made through Canpotex Corporation for sales outside of the United States and Canada. Please discuss the potential effect on your results of operation if you stopped selling through Canpotex Corporation. In this regard, we note that one of your competitors recently announced that it will stop selling through Belarusian Potash Company, a joint venture with about 43% of the global potash market. We note that the Canpotex Corporation is also a joint venture with about 25% of the global potash market.

Response:

While our July 17, 2013 filing of our annual report on Form 10-K for the fiscal year ended May 31, 2013 (the “Fiscal 2013 10-K Report”) predated our competitor’s July 30, 2013 announcement that it would stop selling through Belarusian Potash Company, and, accordingly, our Fiscal 2013 10-K Report does not include commentary expressly related to that development or its effect on the potash market, our Fiscal 2013 10-K Report does address, in Item 1A, “Risk Factors,” some of the key effects that our competitor’s announcement may have had on the potash market, including:

•	The effects of changes in competitors’ production or shifts in their marketing focus (page 29);

•	The potential adverse effect on prices and volumes from increases in global supply (page 29);

•	ongoing efforts by existing competitors and potential new entrants to expand global potash production capacity (page 29);

•	A history of periodic imbalances of supply and demand for our products and the resulting effects on prices, volumes and our results of operations (page 29); and

•	The effects on sales volumes and prices of customer expectations about future crop nutrient prices and availability (page 31).

On page F-3 of our Fiscal 2013 10-K Report, our Management’s Discussion and Analysis expressly refers the reader to this information. Our Fiscal 2013 Annual Report to Stockholders, which was furnished to the Commission on August 23, 2013, references the Uralkali announcement, and notes that we are monitoring market reaction to the news and that, regardless of any short-term market disruptions, we believe the long-term outlook for our industry and potash specifically is excellent.

Canpotex, Limited (“Canpotex”) is an important part of our distribution chain, and has substantial expertise and logistics resources for the international distribution of potash. As reported in note 23 to our consolidated financial statements on page F-92 of the Fiscal 2013 10-K Report, net sales through Canpotex accounted for $1,239.8 million, $1,298.9 million and $992.9 million of our net sales for fiscal 2013, 2012 and 2011, respectively, or approximately 12%, 12% and 10%, respectively, of our consolidated net sales. We have no present plans to stop selling through Canpotex, and, accordingly, are not in a position to speculate about the circumstances that would lead us to stop selling through Canpotex, how we would distribute the potash from our Canadian operations that is currently distributed through Canpotex in that event or what the potential effects on us would be.

However, in two separate risk factors set forth in Item 1A, “Risk Factors,” of the Fiscal 2013 10-K Report, we have discussed risks that we believe could exist in the event of a disruption of key distribution facilities or transportation. We believe that the exit by us or one of the other members from Canpotex could, if not effectively managed by us, have effects similar to those of other disruptions of key distribution facilities or transportation. In response to the staff’s comment, in future 10-K reports we will enhance the discussion in those risk factors to include examples of events that could lead to a disruption of key distribution facilities and transportation as follows. Revised material or additions to the current material are italicized.

Fiscal 2013 10-K Report, page 31:

We conduct our operations primarily through a limited number of key production and distribution facilities. Any disruption at one of these facilities could have a material adverse impact on our business. The risk of material disruption increases when demand for our products results in high operating rates at our facilities.

We conduct our operations through a limited number of key production and distribution facilities. These facilities include our phosphate mines and concentrates plants; our potash mines; and the ports and other distribution facilities through which we, and the export associations and joint ventures in which we participate, conduct our respective businesses, as well as other commercial arrangements with unrelated third parties. Any disruption of operations at one of these facilities has the possibility of significantly affecting our production or our ability to distribute our products. Operating these facilities at high rates during periods of high demand for our products increases the risk of mechanical or structural failures, decreases the time available for routine maintenance and increases the impact on our operating results from any disruption. A disruption of operations at one of our key facilities could have a material adverse effect on our results of operations or financial condition.

Examples of the types of events that could result in a disruption at one of these facilities include: adverse weather; strikes or other work stoppages; deliberate, malicious acts; political and economic instability and other risks associated with our international operations; changes in permitting, financial assurance or other environmental, health and safety laws or other changes in the regulatory environment in which we operate; legal and regulatory proceedings; our relationships with other members of export associations and joint ventures in which we participate and their or our exit from participation in such export associations or joint ventures; other changes in our commercial arrangements with unrelated third parties; accidents occurring in the course of operating activities; and other factors. We discuss a number of these examples in more detail throughout this Risk Factors section.

Fiscal 2013 10-K Report, page 33:

In the event of a disruption to existing terminaling facilities or transportation for our products or raw materials, alternative terminaling facilities or transportation might not be available on a timely basis or have sufficient capacity to fully serve all of our customers or facilities.

In the event of a disruption of existing terminaling facilities or transportation for our products or raw materials, alternative terminaling facilities or transportation might not be available on a timely basis or have sufficient capacity to fully serve all of our customers or facilities.

Terminaling facilities and transportation include the ports and other distribution facilities through which we, and the export associations and joint ventures in which we participate, conduct our respective businesses; transportation and related equipment arrangements; and other commercial arrangements with unrelated third parties.

Examples of the types of events that could result in a disruption of terminaling facilities or transportation include: adverse weather; strikes or other work stoppages; deliberate, malicious acts; political and economic instability and other risks associated with our international operations; changes in permitting, financial assurance or other environmental, health and safety laws or other changes in the regulatory environment in which we operate; legal and regulatory proceedings; our relationships with other members of export associations and joint ventures in which we participate and their or our exit from participation in such export associations and joint ventures; other changes in our commercial arrangements with unrelated third parties; accidents occurring in the course of operating activities; lack of truck, rail, barge or ship transportation; and other factors. We discuss a number of these examples in more detail throughout this Risk Factors section.

An extended interruption in delivering of products to our customers or the supply of natural gas, ammonia or sulfur to our production facilities could have a material adverse effect on our business, financial condition or results of operations.

Liquidity and Capital Resources, page F-20

Sources and Uses of Cash, page F-21

Operating Activities, page F-21

2.	Please clarify your analysis in regard to how the factors indicated directly affect, in terms of cash, the variance in net cash flow of operating activities. For example, it is not clear how an increase in accounts receivables contributes to a change in cash as this in and of itself does not directly contribute to a change in cash, whereas comparative collections of accounts receivables would. In connection with the increase in inventory, the extent that the increase in inventory contributed to an increase in accounts payable, the net of which would not have a direct impact on cash of operating activities. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:

The nature of our business is impacted by the weather and timing of agricultural activities. For example, in the fiscal year ended May 31, 2013, the late spring planting in North America shifted the timing of sales to later in the fourth fiscal quarter than in the previous fiscal year, resulting in a year-over-year increase in our accounts receivable at May 31, 2013 and a corresponding shift in the timing of some collections to the following fiscal year. Although our Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosed the year-over-year increase in our sales and year-end increase in accounts receivable as one of the reasons for the decline in operating cash flows, we did not expressly call the reader’s attention to the resulting shift in the timing of collection of those receivables into the next fiscal year.

The increase in inventory was due to building phosphate rock and phosphate finished goods inventory as noted. This inventory build occurred over the course of the fiscal year. As a result, it had little impact on the accounts payable balances at May 31, 2013. As discussed in Management’s Discussion and Analysis, Results of Operations, Phosphates Net Sales and Gross Margin, page F-9, our phosphate rock production increased to 15.4 million tonnes in fiscal 2013 compared to 12.1 million tonnes in fiscal 2012 due to resuming normal operations at our South Fort Meade mine following the settlement of certain legal proceedings which increased our rock inventory levels. In addition, we needed to build our finished goods inventory as we entered the year with low levels of inventory. On another note, our accounts payable decreased as a result of lower costs of other raw materials at May 31, 2013 compared to May 31, 2012 which is noted in the fifth paragraph of this section.

In future filings we will be more descriptive regarding the underlying reasons for the changes in cash flows and add references to other sections where we discuss changes affecting cash flows, an example of which is provided below. Revisions or additions to the current disclosures are italicized. Also, as we have previously announced, we are changing our fiscal year end to December 31 from May 31 starting with the September 30, 2013 calendar quarter. This change should help alleviate some of the variances in cash effects at our fiscal year end that result from fluctuations in the fertilizer application seasons, as our year-end will no longer fall during one of our key shipping seasons.

Sources and Uses of Cash

Operating Activities

Net cash flow from operating activities has provided us with a significant source of liquidity. For fiscal 2013, net cash provided by operations was $1.9 billion, compared to $2.7 billion in fiscal 2012. During fiscal 2013, operating cash flow was primarily generated by net earnings, partially offset by the effect of changes in working capital, including an increase in accounts receivable and higher inventory levels. The increase in accounts receivable was primarily because sales in the fourth quarter of fiscal 2013 occurred later than in the comparable period of fiscal 2012 (and a corresponding shift in collections to the following fiscal year) due to the late spring sale and application season in North America due to a wet spring. Higher inventories were primarily due to building phosphate rock and phosphate finished goods inventory over the course of fiscal 2013 and the respective payables being settled prior to May 31, 2013. We built rock inventory levels as we had higher rock production levels. We built finished goods inventory levels to meet business requirements as we entered the year with low inventory levels.

Notes to Consolidated Financial Statements, page F-46

Note 3: Summary of Significant Accounting Policies, page F-49

Revenue Recognition, page F-49

3.	We note your disclosure on page F-3 where you state that in certain circumstances the final price for your products is determined after shipment based on current market at the time price is agreed to with the customer. Please clarify your revenue recognition policy to address this circumstance.

Response:

In response to the Staff’s comment, in future 10-K reports our revenue recognition policy will be clarified to more clearly address circumstances where the final price of our product is deferred, as follows. Revised material or additions to the current material are italicized.

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer and/or when the risks and reward of ownership are otherwise transferred to the customer and when the price is fixed or determinable. Revenue on North American export sales is recognized upon the transfer of title to the customer and when the other revenue recognition criteria have been met, which generally occurs when product enters international waters. Revenue from sales originating outside of North America is recognized upon transfer of title to the customer based on contractual terms of each arrangement and when the other revenue recognition criteria have been met. Our products are generally sold based on the market prices prevailing at the time the sales contract is signed or through contracts which are priced at the time of shipment based on a formula. In certain circumstances the final price of our products is determined after shipment based on the current market at the time the price is agreed to with the customer. In such circumstances, revenue is recognized when the final price is fixed and the other revenue recognition criteria have been met. Shipping and handling costs are included as a component of cost of goods sold.

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As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 763/577-2829, or send a fax to me at 763/577-2980.

Very truly yours,

/s/ Anthony T. Brausen
Anthony T. Brausen
Senior Vice President—Finance and Chief Accounting Officer

cc:	Patrick Kuhn, Division of Corporation Finance

Lawrence W. Stranghoener, Executive Vice President and Chief Financial Officer, The Mosaic Company